UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-42952

Phaos Technology Holdings (Cayman) Limited

(Exact name of registrant as specified in its charter)

55 Ayer Rajah Crescent #05-05,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes in Company’s Certifying Accountant

(1) Previous Independent Registered Public Accounting Firm

(i) Effective on March 31, 2026, Phaos Technology Holdings (Cayman) Limited (the “Company”) dismissed its independent registered auditor, Kreit & Chiu CPA LLP (“Kreit & Chiu”), which action was approved and ratified by the audit committee of the board of directors of the Company (the “Audit Committee”) and confirmed by the Board of Directors (the “Board”) on March 31, 2026.

(ii) The reports of Kreit & Chiu on the consolidated financial statements of the Company as of and for the fiscal years ended April 30, 2025, 2024, and 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles other than inclusion of an explanatory paragraph in the report for the fiscal year ended April 30, 2025 regarding the Company’s ability to continue as a going concern.

(iii) The decision to change the independent registered public accounting firm was approved by the Audit Committee and confirmed by the Board.

(iv) During the Company’s two most recent fiscal years ended April 30, 2025 and 2024, and through March 31, 2026, the date of dismissal, (a) there were no disagreements with Kreit & Chiu on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kreit & Chiu, would have caused it to make reference thereto in its reports on the financial statements for such periods, and (b) there were no “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

(v) The Company provided Kreit & Chiu with a copy of this Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

(2) New Independent Registered Public Accounting Firm

On March 31, 2026, the Audit Committee and the Board approved and ratified the appointment of AssentSure PAC (“AssentSure”) as the Company’s new independent registered public accounting firm to audit the Company’s financial statements, effective March 31, 2026. During the two most recent fiscal years ended April 30, 2025 and 2024, and any subsequent interim periods through the date hereof prior to the engagement of Assentsure, neither the Company, nor someone on its behalf, has consulted AssentSure regarding:

(i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that AssentSure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or

(ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of Kreit & Chiu to the United States Securities and Exchange Commission dated April 20, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phaos Technology Holdings (Cayman) Limited

Date: April 20, 2026	By:	/s/ Gan Hong Loon
	Name:	Gan Hong Loon
	Title:	Director, Chief Executive Officer and Chief Financial Officer

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